INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Services, Inc.

We have audited the accompanying statement of financial condition of International Equity Services, Inc as of December 31, 2015, and the related statements of income(loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of International Equity Services, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of International Equity Services, Inc's financial statements. The supplemental information is the responsibility of International Equity Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 29, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED
December 31, 2015

Revenues:		
Commission Income	$	303,425
Expenses:		
Clearing Charge		9,208
Compensation		296,716
Technology		18,943
Travel & Entertainment		3,426
Occupancy		50,085
Professional Fees		34,219
Other Expense		37,851
Total Expenses		450,448
Income (Loss) Before Provision For Income Taxes		(147,023)
Provision for Income Taxes		175
Net Income (Loss)	$	(147,198)

See accompanying notes to financial statements.